                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TELECOM ITALIA: ORDERS RECEIVED FOR 3.1 MILLION MOBILE PHONES, OVER 40% OF WHICH UMTS

The Company’s new products presented at the Group dealer Convention in Valencia, leveraging the transparency strategy inaugurated last March: a day of telephone calls now costs 25 cents with “TIM Tribù”, while “Tutto Compreso Internet” offers internet web surfing from a mobile phone for 20 euros a month

Milan, 21 May 2007 - Telecom Italia presented its new offers for the summer of 2007 in Valencia, collecting orders for 3.1 million mobile telephones, of which over 40% UMTS and exceeding the results of the May 2006 Convention when 2.5 million mobile phones were ordered.. These orders confirm a positive trend for growth in TIM customers, which as of 31 March 2007 reached 33.6 million in Italy (of whom 4.7 million on UMTS). Telecom Italia achieved a 42% market share of new GSM and UMTS lines in the first three months of 2007, corresponding to some 1.1 million lines.

Starting from June, Telecom Italia is further simplifying the pricing of its mobile internet service. This, in brief, is the message conveyed to Telecom Italia’s distribution chain at the Valencia Convention. Telecom Italia is launching “Tutto Compreso Internet”, which, for 20 euros a month and no additional costs, offers free and unlimited access, surfing and downloads from Google, the world’s most popular search engine for all sorts of information. In addition, the 20-euro fee entitles users to 2 gigabytes per month of mobile and PC websurfing, without the government concession tax charge, which is being refunded to customers as a bonus in traffic.

With the new price list of handsets, TIM offers 34 UMTS models of which 16 are “Hi – Speed (HSPDA)”, and with 42 exclusive models it totals the highest number of exclusives on the market. Three new mobile phones were presented at the Convention. The Samsung SGH-U700, Samsung SGH-Z240 and LG KU580 HERO all have a dedicated button to make it as free and easy to access “Google” as it is to send a text message.

TIM is also revamping a “virtual” telephone token. Following a 7 euro one-off activation fee, this virtual token is available exclusively to TIM Tribù customers, 2.8 million at the end of December 2006. It lasts all day, and allows the customer who has chosen this option to make callsto other TIM Tribù users for just 25 cents (including VAT) without any additional costs, , without a set-up charge,  up to a maximum of one thousand minutes of airtime, all day up to midnight. The virtual token acts as a daily “vitamin” for those who want to make calls without worrying about the cost. Virtual tokens, which are also valid for SMS and MMS up to a maximum of one thousand per day (up to midnight), cost 25 cents per day and are automatically activated by the first message sent that day.

The same daily token mechanism is being extended to internet surfing: 25 cents a day entitles users to one thousand free connections to the internet from a mobile phone (by midnight), for any web page consultation or download. Mobile web users will now always know exactly what they are spending.

Customers may also use their TIM mobile phones or PC Cards to manage their “Alice” mail at home or on the move, and access instant messaging services just like with a broadband chat service. All of these connections use the Super UMTS network, which has been offering speeds of up to 3.6 Megabits as of November, enhancing the quality of multimedia services. In March 2007, Telecom Italia posted a strong increase in revenues from interactive services, +21% compared with the first quarter of 2006, driven by ongoing innovation of its serviceportfolio.

Telecom Italia

Media Relations

Market Press Office – Mobile TLC

+ 39 06 3688.2499 or 2610

www.telecomitalia.it/stampa

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 21th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager